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                                                                       Exhibit G

Conectiv, Delmarva Power & Light Company and Atlantic City Electric Company
(70- ) Notice of Proposal to Issue Dividends Out Of Capital or Unearned Surplus.

         Conectiv, a Delaware corporation and a registered public utility holding company, and its two wholly-owned public utility companies, Delmarva Power & Light Company ("Delmarva"), a Delaware and Virginia Corporation, and Atlantic City Electric Company ("ACE"), a New Jersey corporation, all of 800 King Street, Wilmington, DE 19899 have filed a declaration under Section 12(c) and Rule 46(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act").

         Conectiv previously was authorized under Section 9(a)(2) Act to consummate certain transactions resulting in the acquisition by Conectiv of all of the outstanding voting securities of Delmarva and ACE and of certain direct and indirect nonutility subsidiaries. (See HCAR No. 26832 dated February 25, 1998 ) (the "Merger Order") Delmarva provides electric service in Delaware, Maryland and Virginia and natural gas service in northern Delaware and ACE provides electric service in New Jersey.

         Each of the states in which Delmarva and ACE operate has enacted legislation restructuring the electric utility industry in that state to provide retail choice for the generation of electricity in the near future. Generally, with restructuring, the supply component of the price charged to a customer for electricity would be deregulated, and electricity suppliers would compete to supply electricity to customers. Customers would continue to pay the local utility a regulated price for the delivery of the electricity over the transmission and distribution system.

         Stranded costs are costs which may not be recoverable in a competitive energy supply market due to lower prices or customers choosing a different supplier. Stranded costs generally include above-market costs associated with generation facilities or long-term purchased power agreements, and regulatory assets. Delmarva and ACE have quantified stranded costs in Maryland and New Jersey regulatory filings, respectively, and have proposed plans seeking approval for partial to full recovery of those costs from customers during the transition to a competitive market.

      During the second quarter of 1999 (by June 30, 1999), the New Jersey Board of Public Utilities is expected to issue an order that will specify the amount of stranded cost recovery to be permitted by ACE. The public service commissions in Delaware and Maryland are expected to issue similar orders affecting Delmarva during the second or third quarter of 1999. After the orders are received, the financial impact of the restructurings, including charges to earnings, will be finalized and recorded. When restructuring orders become effective, Delmarva and ACE's electricity supply business will no longer be subject to the requirements of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." The total amount to be charged to earnings, on a consolidated basis, includes (a) the impairment amount for Delmarva and ACE's electric generating plants, (b) the impairment amount for Delmarva's purchased power contract and (c) Delmarva's and ACE's regulatory assets related to the electric generation business. These charges will be reduced by the expected cost recovery through regulated electricity delivery rates. Based on this methodology (giving effect to estimated cost recoveries), management currently estimates future charges to earnings, after taxes, as a result of electric utility industry restructuring could be within the following ranges:

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Delmarva                            $300 million to $425 million
ACE                                 $ 50 million to $ 75 million
                                    ----------------------------
Consolidated Conectiv               $350 million to $500 million
                                    ============================

         As of March 31, 1999, Conectiv has approximately $282 million in retained earnings, Delmarva has $334 million in retained earnings and ACE has $176 million in retained earnings. Write-downs in the highest of the above ranges would eliminate retained earnings and require that dividends be paid out of capital or unearned surplus for each of the companies except ACE.

         Currently, Conectiv does not anticipate that the New Jersey restructuring orders will cause sufficient write-downs to offset retained earnings on the books of ACE or on a consolidated basis on the books of Conectiv, but management cannot predict the result of the regulatory process with certainty. ACE's identified stranded costs in New Jersey are large enough that an unexpected adverse order denying recovery could cause write-downs sufficient to offset existing levels of retained earnings. Write-downs anticipated due to action in Delaware and Maryland, expected during the third quarter (but possible during the second quarter), could also be sufficient to offset current levels of retained earnings. If these were to occur, under the Act, ACE, Delmarva and Conectiv would not be permitted to pay dividends without an order of this Commission under Section 12(c).

         Conectiv states that this is expected to be a temporary problem and is largely a result of accounting convention and timing. Conectiv has submitted data showing that had Conectiv been able to use pooling rather than purchase accounting in connection with the Merger, the ACE retained earnings would not have been excluded from Conectiv's consolidated retained earnings and retained earnings level would have been higher and better able to absorb any write-down that may be required. Conectiv has also announced the proposed sale of certain generating assets. The gains on the sales of those assets and income over the period are expected to return retained earnings to a positive level in the relatively near future. Even assuming a worst case scenario, Conectiv estimates that gains on the sales of assets and income in the normal course will return retained earnings to positive numbers in six quarters for Conectiv and four quarters for Delmarva and ACE.

         Conectiv has recently announced a financial restructuring that is relevant to this Declaration, because it reduces the level of future dividends on Common Stock. On May 10, 1999, Conectiv's Board of Directors announced its intention to reduce the Conectiv Common Stock dividend and recapitalize its balance sheet. The dividend policy remains unchanged for the Conectiv Class A Common Stock, subject to declaration by the Conectiv Board of Directors. The quarterly Common Stock dividend is expected to be reduced from $0.385 to an intended level of $0.22, effective with the expected declaration of the next quarterly dividend, on June 29, 1999. Conectiv is targeting a payout ratio of 40% to 60%, which is believed to be more consistent with companies operating in a competitive environment, and transitions Conectiv away from the traditionally higher dividend payout ratios typical of the regulated utility industry. Contemporaneously, a recapitalization will be accomplished through a "Dutch Auction" self-tender offer, beginning May 11, 1999 and ending June 8, 1999, unless extended. Pursuant to the "Dutch Auction," Conectiv plans to buy back up to 14 million of its outstanding common shares. Shareholders will have the opportunity to tender their shares within a price range established by the Company of $23.50 to $25.50.

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        This recapitalization reduces the possible impact of potential payment of dividends out of unearned or capital surplus. Instead of a dividend per share per quarter of $0.385 for 100,589,000 shares outstanding, the estimated dividend per quarter will be approximately $ .22 per quarter for approximately 87,912,000 shares, reducing the aggregate quarterly dividend from approximately $38.7 million to $19.4 million. If 800,000 shares of Conectiv Class A Common Stock are converted to 1.3 million shares of Common Stock and tendered during the offering period (as is currently anticipated), the aggregate Class A Common Stock quarterly dividend will be reduced from approximately $5.2 million to approximately $4.6 million for a total dividend obligation for Conectiv of approximately $24 million per quarter. Over six quarters, the aggregate payment out of capital or unearned surplus would be approximately $144 million out of the aggregate available as of March 31, 1999, of $1,465 million or approximately 10% of the total. Dividends paid to Conectiv as holder of common stock issued by ACE and Delmarva will be proportionately reduced to parallel the reduced Conectiv dividend. Effective for the third quarter, 1999, ACE's quarterly dividend requirement is estimated to be $750,000 for preferred stock and $12 million for common stock and Delmarva's quarterly dividend requirement is estimated to be $1.1 million for preferred stock and $12 million for common.

      Conectiv, ACE and Delmarva each has requested that this Commission issue a notice pursuant to Rule 23 announcing the companies' intent to pay dividends out of capital or unearned surplus should adverse state electric industry restructuring orders require charges to retained earnings in an amount which exceeds the company's level of retained earnings at the time of the charge. In the case of Conectiv, authorization to pay dividends with respect to Common Stock and Class A Common Stock is requested for up to six quarters aggregating approximately $144 million or approximately 10% of Conectiv's capital or unearned surplus as of March 31, 1999. ACE requests authority to pay dividends out of capital or unearned surplus to preferred stockholders and to Conectiv as the holder of ACE common stock for up to four quarters aggregating approximately $52 million or 11% of the ACE capital or unearned surplus as of March 31, 1999. Delmarva requests authority to pay dividends out of capital or unearned surplus to preferred stockholders and to Conectiv as the holder of Delmarva common stock for up to four quarters aggregating approximately $52.4 million or approximately 10% of Delmarva's capital surplus as of March 31, 1999. An order will not be requested until a definitive regulatory order or orders are issued by one or more state regulatory agencies that have the effect of rendering the retained earnings of one or more of the Declarants negative and this file is completed by the filing of details of the state regulatory order(s) and the resulting charges to earnings. The amendment will seek an order permitting the issuance of the dividend out of capital or unearned surplus. In any such order, when and if issued, the Commission may authorize the payment of dividends for the current quarter and for any and all subsequent quarters or may reserve jurisdiction with respect to the issuance of dividends for future quarters pending completion of the record.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                                                Jonathan G. Katz
                                                                Secretary


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